COLLEGE COACHING NETWORK INC.
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$ 15,000	$ 7,500
Cost of sales	3,000	2,200
Gross profit	12,000	5,300
Expenses:		
General & Administrative	100	300
Sales & Marketing	500	500
Total expenses	600	800
Operating income	11,400	4,500
Other income: (expense)	-	-
Income before taxes	11,400	4,500
Tax provision	-	-
Net income	$ 11,400	$ 4,500